[LETTERHEAD OF CHAPMAN AND CUTLER LLP]

June 21, 2012

VIA EDGAR CORRESPONDENCE

Vincent DiStefano, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Integrity Managed Portfolios
File No. 333-181306

Dear Mr. DiStefano:

We received your oral comments via telephonic conference on June 8, 2012 regarding the Registration Statement on Form N-14 (the "Registration Statement") for Integrity Managed Portfolios (the "Trust") filed on May 10, 2012. This letter is intended to respond to your comments, and a revised, marked draft of the Registration Statement is included.

COMMENT 1

As a global matter, please use the term "Target Fund" rather than "Acquired Fund."

RESPONSE TO COMMENT 1

The Registration Statement has been revised as requested.

COMMENT 2

In the Q&A section, with respect to the response to the first question, "Why am I receiving this Proxy Statement/Prospectus?", in connection with the statement that bond insurance has lost much of its economic value and that most insured municipal bonds now trade based upon their underlying creditworthiness, please add a statement similar to that in "The Board's Approval of the Reorganization -- Relative Risks and Current Condition of the Insured Municipal Bond Market" to the effect that in many cases, bond insurance is effectively irrelevant.

RESPONSE TO COMMENT 2

The Registration Statement has been revised as requested.

COMMENT 3

In the Q&A section, with respect to the second question, "What advantages will the reorganization produce for Acquired Fund shareholders?", please expand the response regarding the expected benefits.

RESPONSE TO COMMENT 3

The Registration Statement has been revised as requested, and indicates that Target Fund shareholders are expected to benefit from being shareholders of a fund that has additional investment flexibility and an increased ability to pursue investment opportunities.

COMMENT 4

In the Q&A section, with respect to the third question, "Do the Funds have similar goals and strategies?", please also note that the expected average dollar weighted maturities are different for the Funds.

RESPONSE TO COMMENT 4

The Registration Statement has been revised as requested.

COMMENT 5

In the Q&A section, with respect to the response to the fourth question, "What will happen if shareholders do not approve the reorganization?", please clarify that "additional solicitation" refers to solicitation of shareholder votes.

RESPONSE TO COMMENT 5

The Registration Statement has been revised as requested.

COMMENT 6

In the Q&A section, with respect to the response to the sixth question, "Will this reorganization create a taxable event for me?", please add, if appropriate, disclosure regarding expected pre-reorganization sales of non-conforming securities, if any, and the related tax repercussions.

RESPONSE TO COMMENT 6

Viking Fund Management, LLC, the investment adviser to each Fund (the "Adviser"), has confirmed that no sales of non-conforming securities are expected to occur.

COMMENT 7

In the Q&A section, with respect to the response to the last question, "How does the board suggest that I vote?", please replace "your Fund" with the name of the Fund.

RESPONSE TO COMMENT 7

The Registration Statement has been revised as requested.

COMMENT 8

In the second paragraph under "Summary -- The Reorganization," if accurate, please replace "the Acquired Fund" with "each Fund" in the second sentence.

RESPONSE TO COMMENT 8

The Registration Statement has been revised as requested.

COMMENT 9

In the chart set forth under "Comparison of the Funds -- Investment Strategies," please replace "Acquired Fund" and "Acquiring Fund" in the headers with the names of the Funds. In addition, with respect to the third bullet point for the Acquiring Fund, please add a corresponding bullet for the Acquired Fund (i.e., either include its similar policy or indicate that it has no similar policy).

RESPONSE TO COMMENT 9

The Registration Statement has been revised as requested.

COMMENT 10

In the discussion under "Comparison of the Funds -- Risk Factors," please add disclosure concerning (i) risks of bonds with longer maturities and (ii) if accurate, the loss of some degree of protection given that some insurers may still be able to honor their obligations. In addition, please consider whether any additional risks should be included.

RESPONSE TO COMMENT 10

The Registration Statement has been revised as requested in the first sentence of Comment 10. With respect to the second sentence, the Adviser has confirmed that no additional risks should be included.

COMMENT 11

In the discussion under "Comparison of the Funds -- Risk Factors -- Interest Rate Risk," please delete the last sentence.

RESPONSE TO COMMENT 11

The Registration Statement has been revised as requested. A new sentence has been added to the end of the description of interest risk as part of the response to Comment 10.

COMMENT 12

In the fee table under the heading "Comparison of the Funds -- Fees and Expenses," please replace "Acquired Fund" and "Acquiring Fund" in the headers with the names of the Funds. In addition, please add a statement to the Summary indicating that, overall, fees and expenses will increase and the extent to which they will do so.

RESPONSE TO COMMENT 12

The Registration Statement has been revised as requested.

COMMENT 13

In the fifth paragraph under the heading "Comparison of the Funds -- Performance Information," please add "(before and after taxes)" after "Past performance" at the beginning of the sentence.

RESPONSE TO COMMENT 13

The Registration Statement has been revised as requested.

COMMENT 14

In the fourth paragraph under the heading "Comparison of the Funds -- Distribution, Purchase, Redemption, Exchange of Shares and Dividends," please add disclosure concerning the likely tax consequences resulting from the actions described in the last sentence.

RESPONSE TO COMMENT 14

The Registration Statement has been revised as requested.

COMMENT 15

In the third paragraph under the heading "The Proposed Reorganization," please add a cross-reference to the later discussion of the Board's approval of the Reorganization.

RESPONSE TO COMMENT 15

The Registration Statement has been revised as requested.

COMMENT 16

Please reflect in the Summary under the heading "Certain Federal Income Tax Consequences of the Reorganization" the first two sentences of the paragraph immediately following numbered paragraph 7 under "The Proposed Reorganization -- Certain Federal Income Tax Consequences."

RESPONSE TO COMMENT 16

The Registration Statement has been revised as requested.

COMMENT 17

At the end of the paragraph under the heading "The Board's Approval of the Reorganization -- Investment Similarities and Differences," please note that the Acquiring Fund invests at least 80% of its assets in municipal securities.

RESPONSE TO COMMENT 17

The Registration Statement has been revised as requested.

COMMENT 18

In the second paragraph under the heading "The Board's Approval of the Reorganization -- Relative Risks and Current Condition of the Insured Municipal Bond Market," please re-state why the Target Fund is subject to a greater degree to municipal insurance risk than the Acquiring Fund.

RESPONSE TO COMMENT 18

The Registration Statement has been revised as requested and notes the policy of the Target Fund to invest at least 80% of its total assets in insured municipal securities.

COMMENT 19

In the paragraph under the heading "The Board's Approval of the Reorganization -- Relative Sizes," please re-consider, given the relatively small sizes of the Funds, whether the last sentence, which provides that "[t]he Adviser further believes that the Acquiring Fund may experience trading efficiencies when purchasing bonds in the market due to the size of the Acquiring Fund following the Reorganization," is accurate.

RESPONSE TO COMMENT 19

The referenced sentence has been deleted from the Registration Statement.

COMMENT 20

In the paragraph under the heading "The Board's Approval of the Reorganization -- Investment Performance and Portfolio Managers," with respect to the second sentence, please indicate whether the referenced performance information is (1) before or after taxes and (2) gross or net of fees. In addition, why was February 29, 2012 used as the reference date given that the performance information presented earlier is as of December 31, 2011 and seems to show different results (e.g., for the one-year period)? If February 29, 2012 is retained as the reference date, please add a statement to the effect that using a different reference date could lead to different conclusions with respect to comparative performance.

RESPONSE TO COMMENT 20

The Adviser has confirmed that the performance information was (1) before taxes and (2) net of fees. In addition, the Adviser has indicated that February 29, 2012 was used as the reference date because, at the time the materials to be presented to the Trust's Board concerning the Reorganization were being prepared, the most recent information available was as of such date. A statement has been added to acknowledge that if a reference date other than February 29, 2012 had been used, then the conclusions reached in comparing the performance of the Funds could have been different from those set forth.

COMMENT 21

In the first paragraph under the heading "The Board's Approval of the Reorganization -- Fees and Expense Ratios," please state that fees will increase materially and indicate the new and increased fees. In the last sentence of that paragraph, please change "Reorganization was nonetheless" to "Reorganization is nonetheless." In addition, with respect to the last sentence, please reconsider consistency with the earlier statement in the second paragraph under "Relative Risks and Current Condition of the Insured Municipal Bond Market" to the effect that the Target Fund is currently able to meet its policy of investing at least 80% of its assets in insured municipal bonds.

RESPONSE TO COMMENT 21

The Registration Statement has been revised to respond to the first two sentences of Comment 21. With respect to the final comment of Comment 21, the Adviser has advised that although the Target Fund is currently able to meet its policy of investing at least 80% of its assets in insured municipal bonds, it has become more difficult in light of the recent years' events affecting municipal bond insurers, and as a result, concerns have arisen that at some point in the future, the Target Fund will no longer be able to meet its policy. Therefore, to be proactive, the Adviser has proposed the Reorganization.

COMMENT 22

With respect to the paragraph under the heading "The Board's Approval of the Reorganization -- Alternatives to the Reorganization," were any other alternatives considered (e.g., note the reference to "temporary closure" of the Target Fund in the second paragraph under "Relative Risks and Current Condition of the Insured Municipal Bond Market")? Please add a statement as to why it is not in the best interests of shareholders to continue the two Funds in their present form as separate funds.

RESPONSE TO COMMENT 22

The Registration Statement has been revised to add that temporary closure was considered as short-term solution in the event that the Target Fund was not able to meet its Insured Bond Policy (but was not viewed as a viable long-term approach). In addition, obtaining shareholder approval to eliminate the Insured Bond Policy has been added as an alternative that was considered. Finally, a statement has been added to the effect that it was not considered, over the long term, to be in the best interests of shareholders to continue the two Funds in their present form as separate funds in light of the concerns that were previously discussed pertaining to future supply of insured municipal bonds and creditworthiness of bond insurers.

COMMENT 23

In the fourth paragraph under the heading "Voting Information and Requirements," please delete information, to the extent duplicative, concerning abstentions and broker non-votes.

RESPONSE TO COMMENT 23

The Registration Statement has been revised as requested.

You indicated that Comments 24-27 are from an SEC accountant:

COMMENT 24

With respect to the July 31, 2011 Financial Highlights for the Target Fund, the ratio of expenses to average net assets before waivers was 1.13%, while in the Annual Fund Operating Expenses table under the heading "Comparison of the Funds -- Fees and Expenses" in the Registration Statement, Total Annual Fund Operating Expenses for the Target Fund are 1.05%. Please explain the difference.

RESPONSE TO COMMENT 24

The difference is primarily attributable to changes to the fee structure for transfer agency and accounting and administrative service fees paid to Integrity Fund Services, LLC that became effective as of June 1, 2011. The fee and expense table set forth in the current Prospectus for the Target Fund shows that Total Annual Fund Operating Expenses (before fee waivers and expense reimbursements) are 1.05%, and a footnote to the table states that "Other Expenses" were restated to reflect current expenses.

COMMENT 25

Please explain footnote 1 to the Annual Fund Operating Expenses table under the heading "Comparison of the Funds -- Fees and Expenses."

RESPONSE TO COMMENT 25

The footnote, which states that the "Total Annual Fund Operating Expenses may not correlate with the ratio of expenses to average net assets in the Fund's financial highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses," was included in light of "Acquired Fund Fees and Expenses" of 0.01% shown for the Target Fund. A similar footnote is included in the Target Fund's Prospectus and is consistent with Instruction 3(f)(vii) to Item 3 of Form N-1A.

COMMENT 26

In the response to the eighth question in the Q&A section, "Who will bear the costs of the reorganization?", please provide an estimate of the total costs to be paid by the adviser.

RESPONSE TO COMMENT 26

The Registration Statement has been revised as requested.

COMMENT 27

In the Statement of Additional Information, in the notes to the pro forma combining financial statements under the heading "Portfolio Valuation," there is a statement that "it is not anticipated that any securities held by either Fund will be sold before or after the Reorganization, other than in the ordinary course of business." Please confirm the accuracy of that statement and review for consistency elsewhere in the Registration Statement.

RESPONSE TO COMMENT 27

As noted above, the Adviser has confirmed that the statement is accurate. We have revised the Registration Statement for consistency and revised as appropriate.

TANDY ACKNOWLEDGEMENT

In connection with the Registration Statement, the Trust has advised us that it acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3446 if you have additional comments or with to discuss any of the foregoing responses. If the responses are acceptable to you, we will proceed to file a pre-effective amendment to the Registration Statement. Thank you.

Very truly yours,

CHAPMAN AND CUTLER LLP

By: /s/ Suzanne M. Russell
Suzanne M. Russell